UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006 Equity & Debt Placement Update

BRISBANE, 23 November 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The First Tranche of approximately $2.1 million (US $1.925 million) of Capital was initially scheduled to close on 3 November but had been extended subsequently until today.
AFHL has today advised the Company that it will receive the funds relating to the first tranche settlement no later than close of business Friday 27 November.
After significant consideration, and after discussion with AFHL directors and attorneys, the Company has agreed to accept the modified first tranche settlement date.
The Company continues to be aware of the concern in the marketplace caused by a number of delays to the settlement of the first tranche, and is continuing its efforts to complete the settlement as soon as possible.
In the announcement on Friday 20 November, the Company stated that its current level of cash funding was very low. This continues to be the case. If the AFHL first tranche investment is not received by Friday 27 November, and if no alternate source of immediate funding is concluded (which is not expected), the Company may at that stage be required to appoint an Administrator.
The Company will keep the market informed of any material developments that occur over the coming days.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006 Equity & Debt Placement Update

BRISBANE, 27 November 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.925 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until close of business today.
At close of business the funds had not been received, but the company has been advised verbally from the sending Bank in Hong Kong that they have funds and instructions to remit the first tranche funds to the Metal Storm Account in Brisbane. We have asked our receiving Bank to stand by and will act as soon as it provides information as to the receipt or otherwise to Metal Storm.
The Company will keep the market informed.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006 Equity & Debt Placement Update

BRISBANE, 30 November 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Further to the Company’s previous announcement today and at the request of the Australian Securities Exchange Limited, the Company advises that the receipt of the first tranche equity funding is expected by close of business Tuesday 1 December 2009.
The Company will provide a further update as appropriate.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Metal Storm Limited

ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	1. Ordinary Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 1,870 Ordinary Shares issued on exercise of unquoted options.

3  Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1. Ordinary shares issued pursuant to exercise of unquoted options

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Yes

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	1. $0.001 pursuant to exercise of unquoted options.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with the terms and conditions of the Unquoted Options. 2. 6,250 unquoted options exercisable at $0.40 cents each, expired on 24 November 2009

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 27 November 2009 2. 24 November 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	749,244,774 109,471,371 33,040,799	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	90,444,248	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34		Type of securities
(tick one)

(a	)	☑	Securities described in Part 1

(b	)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35		☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36		☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37		☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

· the date from which they do

· the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

· the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Number	+Class

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 30 November 2009

(Director / Company Secretary)

Print name:	Peter Ronald Wetzig
== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 30 November 2009 is represented by:
Exercise

Expiry Date	Price	Number of Options
4-Dec-09	$0.400	31,250
7-Dec-09	$0.400	12,500
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	76,977,998
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		90,444,248

METAL STORM LIMITED ACN 064 270 006 Equity & Debt Placement Update
BRISBANE, 30 November 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until close of business on Friday 27 November.
At close of business on Friday the funds had not been received.
AFHL has provided the Company with a copy of the instructions they have provided to the remitting party. The Company therefore anticipates funds will be received shortly. Should the Board determine these funds will not arrive the Company may consider the appointment of an administrator.
This announcement updates the Company’s previous announcement dated 27 November released by ASX this morning.
The Company will provide a further update as appropriate.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:      Company Name/ Scheme            Metal Storm Limited
ACN/ARSN                                                064 270 006

1.	Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	27/11/2009

The previous notice was given to the company on	17/11/2009

The previous notice was dated	17/11/2009

2.	Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	127,482,644	17.01%	116,455,859	15.54%

3.	Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Class and
	Person whose		Consideration	number of
	relevant interest		given in relation	securities	Person’s votes
Date of change	changed	Nature of change (6)	to change (7)	affected	affected
See Annexure ‘A’

4.	Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
Holder of		entitled to be
relevant	Registered holder of	registered as	Nature of relevant	Class and number of
interest	securities	holder (8)	interest (6)	securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	92,755,855 ordinary shares	92,755,855

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	23,700,004 ordinary shares	23,700,004

5.	Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil

6.	Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane

O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer capacity

sign here	date 01/12/09

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.
(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604

This is the Annexure ‘A’ of 2 pages referred to in number 3 of the ASIC Form 604 signed and dated 1 December 2009.

	Person whose			Class and number
Date of	relevant interest	Nature of	Consideration given in	of securities	Person’s
Change	Changed	Change (6)	relation to change (7)	affected	votes affected
			AUD$	Common Stock	Common Stock
11/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	300,000	300,000
11/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	200,000	200,000
11/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	720,000	720,000
11/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	275,000	275,000
11/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	330,000	330,000
12/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	370,000	370,000
12/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	300,000	300,000
13/11/2009	James Michael O’Dwyer	Market Disposition	$0.029	410,000	410,000
13/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	280,000	280,000
16/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	250,000	250,000
17/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	220,000	220,000
19/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	80,000	80,000
20/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	150,000	150,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.019	500,000	500,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.018	400,000	400,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	200,000	200,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.022	91,785	91,785
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	250,000	250,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	300,000	300,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.021	500,000	500,000

	Person whose			Class and number
Date of	relevant interest	Nature of	Consideration given in	of securities	Person’s
Change	Changed	Change (6)	relation to change (7)	affected	votes affected
			AUD$	Common Stock	Common Stock
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.021	450,000	450,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.021	500,000	500,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	600,000	600,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	500,000	500,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	700,000	700,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.021	600,000	600,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	450,000	450,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	600,000	600,000
24/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	500,000	500,000
Total				11,026,785	11,026,785
James Michael O’Dwyer

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, 2 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until close of business Tuesday 1 December.
At close of business Tuesday the funds had not been received.
The Board is sensitive to the continuing delays. The clearing banks are processing first tranche funds for remission in accordance with their own timetables. Neither AFHL nor Metal Storm has been able to directly influence that process timing.
The Company now expects funds to be received before 7pm Brisbane time today.
Should the Board determine these funds will not arrive the Company may consider the appointment of an administrator.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, 3 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until 7pm, 2 December.
At 7pm Wednesday the funds had not been received.
The Board is sensitive to the continuing delays. The clearing banks are processing first tranche funds for remission in accordance with their own timetables. Neither AFHL nor Metal Storm has been able to directly influence that process timing. The Company continues to be as active as it can be in the process.
The Company has reduced its day to day expenditure to remain solvent for as long as possible to allow as much time as possible for this funding to be received. The Board is testing the issue of solvency each day and will need to appoint an Administrator as soon as that test cannot be satisfied.
The Company now expects funds to be received before 7pm Brisbane time today.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, 4 December 2009 — Metal Storm Limited (ASX trading code: MST OTC Symbol: MTSXY, PoMSOX code: MSTG).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until 7pm, 3 December.
At 7pm Thursday the funds had not been received.
The Board is sensitive to the continuing delays. Yesterday the Company sought a detailed explanation as to why the Bank processing of first tranche funds appeared to be unreasonably delayed. Metal Storm is a 3rd party in the Banking process and consequently has no direct access to the remitting Bank.
Late in the day AFHL verbally advised the company that it had been made aware that there is a defect in a Bank transmission document for the receiving Bank. AFHL will seek to have that document reissued by the originating Bank and expects that to occur today. Metal Storm continues to be as active as it can be in the process.
The Company will advise further progress as appropriate.
As mentioned in its market announcement yesterday, the Company has reduced its day to day expenditure to remain solvent for as long as possible to allow as much time as possible for this funding to be received. The Board is testing the issue of solvency each day and will need to appoint an Administrator as soon as that test cannot be satisfied.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, 7 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until 7 pm on Friday 4 December.
The most recent delay was the result of Bank documentation which required further action within AFHL’s Banks. During Friday substantial action to give effect to closing the First Tranche funding was undertaken but by 7 pm had not delivered funds into Metal Storm’s account. However, work by AFHL over the weekend and documents provided to the Company now means Metal Storm expects AFHL will complete the delivery of First Tranche funds by 7 pm (Brisbane) Tuesday 8 December, 2009.
During Friday and Saturday the Company has negotiated an immediate small equity placement to provide carry forward funding and documentation for that is expected to be completed today. Additionally the Company has finalised negotiations and will commence documentation today for a further equity funding for up to $25M as a whole or partial substitute for the AFHL funding.
The Company will issue instructions to its legal team on both these new sources of funding in the expectation that this funding as a package will be adequate for the Company’s immediate and at least the next 12 month funding needs.
As previously announced, the Company has reduced its day to day expenditure to remain solvent for as long as possible to allow as much time as possible for this funding to be received. The Board is testing the issue of solvency each day and will need to appoint an Administrator as soon as that test cannot be satisfied. The Board is satisfied that the probability of that occurring has reduced but is not yet fully eliminated.
ENDS
Company Contact:

Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006 Equity & Debt Placement Correction

BRISBANE, 7 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm previously announced today that the Company has negotiated an immediate small equity placement to provide carry forward funding. It was stated in that announcement that documentation for this is expected to be completed today.
The Company wishes to correct this. The funding and documentation in respect of this is expected to commence today.
The Company will advise the market further when this facility is completed or when there is further material progress in this matter.
As stated in the previous announcement the Company now expects to receive the First Tranche funding in the AFHL equity and debt placement by 7pm (Brisbane) Tuesday, 8 December 2009.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006 Equity & Debt Placement Update

BRISBANE, 9 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until 7 pm on Tuesday 8 December.
At close of business Tuesday evening Metal Storm had received advice that all necessary documentation was now finalised and First Tranche funds should be transmitted during Wednesday 9 December. The Company now expects AFHL will complete the delivery of First Tranche funds by 7pm (Brisbane) Wednesday 9 December, 2009.
The Company made reference in its Monday announcement to the issue of a small immediate equity placement. It has secured agreements for an additional $730,000 of equity which will be issued upon the receipt of funds at an average price of 1.6 cents per share. Of that $100,000 has already been deposited with the Company and the remainder of the funds are agreed to arrive in two separate transfers between now and Friday. When these funds are fully received the Company will announce the details and terms of the equity issued.
The Company also announced on Monday the finalisation of negotiations for up to a further $25 million as a whole or partial substitute for the AFHL funding. Those negotiations have been reopened on matters of detail and the substance of the transaction is proceeding on an appropriate timeline for completion before the end of December.
As previously announced, the Company has reduced its day to day expenditure to remain solvent for as long as possible to allow as much time as possible for this funding to be received. The Board is testing the issue of solvency each day and will need to appoint an Administrator as soon as that test cannot be satisfied. The Board is satisfied that the probability of that occurring has reduced but is not yet fully eliminated.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, 10 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until 7 pm on Wednesday 9 December.
In accordance with advice from AFHL the Company had expected AFHL to have completed the delivery of First Tranche funds by 7 pm (Brisbane) Wednesday 9 December. There was regular discussion with AFHL on Wednesday regarding the timing of the funds arrival into the Metal Strom Bank account and the Funds are now expected Thursday 10 December, 2009. The Board is conscious of the delays and annoyed by them. However, beyond the delays themselves there is no current basis to presume the funding will not finalise in the ordinary course of bank processes.
Separately, the Company advises that it received $300,000 into its account yesterday as part of the small immediate capital raising announced earlier this week. Shares will be issued by the Company today for that raising and the $100,000 already received by the Company amounting to 23,809,524 ordinary shares at an average issue price of 1.6875 cents a share. The balance of this raising should be completed by Friday of this week.
The Company also announced on Monday the finalisation of negotiations for up to a further $25M as a whole or partial substitute for the AFHL funding. Those negotiations have been reopened on matters of detail but the substance of the transaction is proceeding on an appropriate timeline for completion before the end of December.
As previously announced, the Company has reduced its day to day expenditure to remain solvent for as long as possible to allow as much time as possible for this funding to be received.
The Board has previously advised it has been testing Company solvency each day with a view to taking appropriate required action should that test not be satisfied. The Company is now in a better cash position than it has been in the past week and the immediate potential of insolvency is substantially reduced but not eliminated entirely. However it is unlikely the Company will need to appoint an Administrator in the short term.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006
Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Wednesday, 10 December 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 10 December 2009, Metal Storm Limited (Company) issued 23,809,523 fully paid ordinary shares (Shares).
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
  Metal Storm Limited
ABN
  99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. 2.	Ordinary Shares Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 2.	17,142,857 Ordinary Shares 6,666,666 Ordinary Shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. 2.	Fully paid ordinary shares issued pursuant to a subscription agreement Fully paid ordinary shares issued pursuant to a subscription agreement

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 1

Appendix 3B
New issue announcement

4.	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Yes

	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	1.	$0.0175 per share
		2.	$0.0150 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1.	Subscription to raise working capital
		2.	Subscription to raise working capital
		3.	Unquoted options exercisable at $0.40 each expired:

			a) 31,250 expired 4 December 2009
			b) 12,500 expired 7 December 2009

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1.	10 December 2009
		2.	10 December 2009
		3.	a) 4 December 2009
			b) 7 December 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	773,054,297	Ordinary Shares
		109,471,371	Secured Conv. Notes
		33,040,799	Interest Bearing Conv. Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 2

Appendix 3B
New issue announcement

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Number 90,400,498	+Class Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1
(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Number	+Class

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	(~~Director~~ / Company Secretary)	Date: 10 December 2009

Print name:	Peter Ronald Wetzig
== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 10 December 2009 is represented by:

	Exercise
Expiry Date	Price	Number of Options
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	76,977,998
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		90,400,498

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/ Scheme	Metal Storm Limited
ACN/ARSN		064 270 006
1. Details of substantial holder(1)

Name	James Michael O’Dwyer
ACN/ARSN (if applicable)
There was a change in the interests of the substantial holder on	8/12/2009
The previous notice was given to the company on	1/12/2009
The previous notice was dated	1/12/2009
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	116,455,859	15.54%	106,416,572	14.20%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Class and
	Person whose		Consideration	number of
	relevant interest		given in relation	securities	Person’s votes
Date of change	changed	Nature of change (6)	to change (7)	affected	affected
See Annexure ‘A’
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
Holder of		entitled to be
relevant	Registered holder of	registered as	Nature of relevant	Class and number of
interest	securities	holder (8)	interest (6)	securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	82,716,568 ordinary shares	82,716,568
O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	23,700,004 ordinary shares	23,700,004

5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association

Nil
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address

James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here		date 10/12/09
DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604
This is the Annexure ‘A’ of 2 pages referred to in number 3 of the ASIC Form 604 signed and dated 10 December 2009.

	Person whose			Class and number
Date of	relevant interest	Nature	Consideration given in	of securities	Person’s
Change	Changed	of Change (6)	relation to change (7)	affected	votes affected
			AUD$	Common Stock	Common Stock
03/12/2009	James Michael O’Dwyer	Market Disposition	$0.024	300,000	300,000
03/12/2009	James Michael O’Dwyer	Market Disposition	$0.023	450,000	450,000
03/12/2009	James Michael O’Dwyer	Market Disposition	$0.022	400,000	400,000
03/12/2009	James Michael O’Dwyer	Market Disposition	$0.021	550,000	550,000
03/12/2009	James Michael O’Dwyer	Market Disposition	$0.020	500,000	500,000
03/12/2009	James Michael O’Dwyer	Market Disposition	$0.020	300,000	300,000
03/12/2009	James Michael O’Dwyer	Market Disposition	$0.022	650,000	650,000
02/12/2009	James Michael O’Dwyer	Market Disposition	$0.024	220,000	220,000
02/12/2009	James Michael O’Dwyer	Market Disposition	$0.024	320,000	320,000
02/12/2009	James Michael O’Dwyer	Market Disposition	$0.022	325,000	325,000
01/12/2009	James Michael O’Dwyer	Market Disposition	$0.027	226,072	226,072
30/11/2009	James Michael O’Dwyer	Market Disposition	$0.026	500,000	500,000
30/11/2009	James Michael O’Dwyer	Market Disposition	$0.025	600,000	600,000
30/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	90,000	90,000
30/11/2009	James Michael O’Dwyer	Market Disposition	$0.026	500,000	500,000
30/11/2009	James Michael O’Dwyer	Market Disposition	$0.025	300,000	300,000
30/11/2009	James Michael O’Dwyer	Market Disposition	$0.024	250,000	250,000
30/11/2009	James Michael O’Dwyer	Market Disposition	$0.021	700,000	700,000
27/11/2009	James Michael O’Dwyer	Market Disposition	$0.019	300,000	300,000
27/11/2009	James Michael O’Dwyer	Market Disposition	$0.020	500,000	500,000

	Person whose			Class and number
Date of	relevant interest	Nature	Consideration given in	of securities	Person’s
Change	Changed	of Change (6)	relation to change (7)	affected	votes affected
			AUD$	Common Stock	Common Stock
27/11/2009	James Michael	Market
	O’Dwyer	Disposition	$0.019	400,000	400,000
26/11/2009	James Michael	Market
	O’Dwyer	Disposition	$0.021	350,000	350,000
26/11/2009	James Michael	Market
	O’Dwyer	Disposition	$0.022	208,215	208,215
25/11/2009	James Michael	Market
	O’Dwyer	Disposition	$0.020	200,000	200,000
25/11/2009	James Michael	Market
	O’Dwyer	Disposition	$0.019	500,000	500,000
25/11/2009	James Michael	Market
	O’Dwyer	Disposition	$0.019	400,000	400,000
Total				10,039,287	10,039,287
James Michael O’Dwyer

METAL STORM LIMITED ACN 064 270 006 Equity & Debt Placement Update

BRISBANE, 11 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital was initially scheduled to close on 3 November but had been extended subsequently until 7 pm on 10 December.
The Funds were anticipated yesterday as a result of information provided on Wednesday but have still not arrived with Metal Storm last night. The Board has now resolved to make a formal demand today on AFHL to complete the specific outstanding condition of the Subscriber Agreement which it has not yet met, namely, the deposit of the First Tranche funding, within 48 hours. The Company will reserve its rights should the formal demand not be met.
This matter has been going on for some time. The Board have wanted to provide the greatest opportunity for AFHL to finalise its contractual obligations because the transaction provided a financial package which was balanced for current stakeholders and enabled the Company to proceed quickly to cash flow positive operations. Until now the Board has been satisfied that AFHL and Mr Robert Rivero had the capacity and intention to complete but the constant delays have created serious doubts for the Board about the completion of the transaction within the formal demand period.
With regard to the immediate small capital raising which the Company announced earlier the Company has determined to reject that part of the raising which was not deposited into the Metal Storm account yesterday and accept a lower dilution impact offer for $200,000 payable Monday with a further payment if put by Metal Storm for an additional $300,000 on 3 January, 2010.
The Company also announced on Monday the finalisation of negotiations for up to a further $25M as a whole or partial substitute for the AFHL funding. Those negotiations have been reopened on matters of detail but the substance of the transaction is proceeding on an appropriate timeline for completion before the end of December. However the Company has been approached with an alternative and possibly better offer from another party and the Company is now considering both offers. It is expected that one of these will be accepted in final form in the next few days. At this stage, the names of the parties are confidential but any accepted offer will be conditional on approval by either Shareholders or Noteholders or both in general meeting.
As previously announced, the Company has reduced its day to day expenditure to ensure it remains solvent for as long as possible. The Company is now in a better cash position than it has been in the past week and the immediate potential of insolvency is substantially reduced but is not eliminated entirely. The Company will need to finalise alternative long term funding if AFHL do not complete the Subscription Agreement conditions within 48 hours.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006 INVESTMENT FUNDING CORRECTION

Brisbane, Australia — 11 December 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm announced to the market this morning that it had an arrangement with an investor for an investment of $200,000 payable Monday with a further payment if put by Metal Storm for an additional $300,000 on 3 January, 2010.
The agreement with this investor provides that the payment will be made during the week ending 18 December, 2009 and with a further payment if put by Metal Storm for an additional $300,000 on 5 January, 2010.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and

Metal Storm Limited
ACN 064 270 006
uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: December 11, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary